Administrative Office

4333 Edgewood Road NE

Cedar Rapids, IA 52499

May 15, 2013

Mr. Michael Kosoff

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Transamerica Advisors Life Insurance Company
Pre-Effective Amendment No. 3 to Registration Statement filed on Form S-3
File No. 333-185576

Dear Mr. Kosoff:

Transamerica Advisors Life Insurance Company filed the Pre-Effective Amendment No. 3 to the above-referenced Form S-3 registration statement on May 15, 2013. Pursuant to Rule 461 under the Securities Act of 1933, Transamerica Advisors Life Insurance Company and the principal underwriter, Transamerica Capital, Inc., now respectfully request that the effective date of the registration statement be accelerated and that the registration statement be declared effective May 15, 2013, or as soon thereafter as is reasonably practicable.

Transamerica Advisors Life Insurance Company acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Transamerica Advisors Life Insurance Company		Transamerica Capital, Inc.

By:	/s/ Darin D. Smith	By:	/s/ Lisa Wachendorf
Darin D. Smith		Lisa Wachendorf
Vice President and		Assistant Vice President
Managing Assistant General Counsel